UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              Denny's Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   24869P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Jason Ader
                      Hayground Cove Asset Management LLC
                                1370 6th Avenue
                            New York, New York 10019
                                 (212) 445-7800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  MAY 16, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D

------------------------------                         ------------------------
CUSIP No. 24869P104                                           Page 2 of 8 Pages
------------------------------                         ------------------------

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       Jason Ader

       (S.S. or I.R.S. Identification No. not applicable)

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)[  ]
                                                                        (B)[  ]

--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC

--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America

--------------------------------------------------------------------------------
       NUMBER OF           7   SOLE VOTING POWER
         SHARES                None
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           8   SHARED VOTING POWER
          EACH                 4,648,700
       REPORTING           -----------------------------------------------------
      PERSON WITH          9   SOLE DISPOSITIVE POWER
                               None
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               4,648,700
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,648,700

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                |_|
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP No. 24869P104                                            Page 3 of 8 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       Hayground Cove Asset Management LLC

       (S.S. or I.R.S. Identification No. not applicable)

--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)[  ]
                                                                        (B)[  ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------------------------------------------------------------------

       NUMBER OF          7   SOLE VOTING POWER
        SHARES                None
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           8   SHARED VOTING POWER
         EACH                 4,648,700
       REPORTING          ------------------------------------------------------
      PERSON WITH         9   SOLE DISPOSITIVE POWER
                              None
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              4,648,700
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,648,700
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                            -------------------------
CUSIP NO. 24869P104                                            Page 4 of 8 Pages
---------------------------                            -------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       Hayground Cove Fund Management LLC

       (S.S. or I.R.S. Identification No. not applicable) EIN: 81-0587515
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)[   ]
                                                                        (B)[   ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  [   ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------

       NUMBER OF          7   SOLE VOTING POWER
        SHARES                None
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           8   SHARED VOTING POWER
         EACH                 4,648,700
       REPORTING          ------------------------------------------------------
      PERSON WITH         9   SOLE DISPOSITIVE POWER
                              None
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              4,648,700
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,648,700
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       HC
--------------------------------------------------------------------------------

                                                               Page 5 of 8 Pages


Item 1.     Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value ("Common Stock") of Denny's Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 203 East Main Street, South Carolina 29319-0001.

Item 2.     Identity and Background.

     (a), (b) and (c) This Statement is being filed by (i) Jason Ader, an individual; (ii) Hayground Cove Asset Management LLC, a Delaware limited liability company ("HCAM"); and (iii) Hayground Cove Fund Management LLC, a Delaware limited liability company ("HCFM" and, together with Jason Ader and HCAM, the "Reporting Persons"). Mr. Ader is the sole member of HCAM, which in turn is the managing member of HCFM. In addition, HCFM serves as general partner of (i) certain Delaware limited partnership funds and (ii) Hayground Cove Associates LP, a Delaware limited partnership ("HCA"), an investment manager that provides investment and advisory services to certain offshore entities and individually managed accounts (the limited partnership funds, offshore entities and managed accounts collectively, the "Client Funds"). None of HCA or the Client Funds is deemed to be a reporting person.

     The principal business of each of the Reporting Persons is providing investment management and advisory services to the Client Funds.

     The principal business address and principal office address of each of the Reporting Persons is 1370 6th Avenue, New York, New York 10019.

     (d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Ader is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

     Each of the Client Funds has purchased in the aggregate the shares of Common Stock reported in Item 5, which shares are indirectly beneficially owned by the Reporting Persons. The aggregate amount of funds required by the Client Funds to acquire the shares of Common Stock was $21,198,423, net of commissions. The funds were provided by working capital of each of the Client Funds.

Item 4.     Purpose of Transaction.

     The Reporting Persons have effected the purchase of the shares of Common Stock by the Client Funds reported in Item 5 in open market transactions because, in their opinion, such shares are undervalued by the market at the present time.

                                                               Page 6 of 8 Pages


     The Reporting Persons believe that the addition of the shares of Common Stock of the Issuer in the accounts of the Client Funds is a strong positive development. In particular, the Reporting Persons are supportive of the efforts, business initiatives and management of the Issuer.

     The Reporting Persons have effected the acquisition of the shares of Common Stock by the Client Funds reported in Item 5 for investment purposes only. However, the Reporting Persons intend to closely monitor the Issuer's performance and may modify their plans in the future.

     Although the Reporting Persons do not have any current plans other than monitoring the Common Stock of the Issuer, the Reporting Persons may in the future exercise, or cause to be exercised, any and all of their respective rights (or the rights of any of the Client Funds) as stockholders of the Issuer in a manner consistent with their equity interests (or the equity interests of any of the Client Funds). More specifically, depending on their evaluation of various factors, including the investment potential of shares of Common Stock, the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of shares of Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant, the Reporting Persons may take, or cause to be taken, such actions with respect to their indirect holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock by some or all of the Client Funds in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time by some or all of the Client Funds, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired by any of the Client Funds.

     As of the date of this Statement, except as set forth above, none of the Reporting Persons has any present plan or intention that would result in or relate to any of the actions described in this Item 4.

Item 5.     Interest in Securities of the Issuer.

(a) In the aggregate, the Client Funds are the direct beneficial owners of 4,648,700, shares of Common Stock currently indirectly owned by the Reporting Persons, or approximately 5.1% of outstanding shares of Common Stock of the Issuer, based upon 90,687,506 shares of Common Stock outstanding as of May 3, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 30, 2005. None of the Client Funds own individually in excess of five percent of the outstanding shares of Common Stock.

     By virtue of the relationships described in Item 2 of this Statement and this Item 5, each of the Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the Client Funds. Specifically, as general partner, HCFM has indirect beneficial ownership of (i) 433,700 shares (or 0.48% of outstanding shares) of Common Stock held directly by Hayground Cove Institutional Partners LP, a Delaware

                                                               Page 7 of 8 Pages


limited partnership, and (ii) 346,700 shares (or 0.38% of outstanding shares) of Common Stock held directly by Hayground Cove Turbo Fund LP, a Delaware limited partnership. In addition, HCFM is general partner of HCA, which in turn serves as investment manager pursuant to certain Investment Management Agreements entered into between HCA and certain individual Client Funds. In this capacity, HCA exercises the power to vote (or to direct the vote) and to dispose (or to direct the disposition of) (i) 2,431,750 shares (or 2.68% of outstanding shares) of Common Stock held directly by Hayground Cove Overseas Partners Ltd., a Cayman Islands exempted limited company; (ii) 490,050 shares (or 0.54% of outstanding shares) of Common Stock held directly by Hayground Cove Turbo Fund Ltd., a Cayman Islands exempted limited company; and (iii) certain independent managed accounts, each of which directly owns 249,100 shares (or 0.27% of outstanding shares) of Common Stock, 562,350 shares (or 0.62% of outstanding shares) of Common Stock and 135,050 shares directly (or 0.15% of outstanding shares) of Common Stock, respectively.

     (b) Each of the Reporting Persons has the power to vote and to dispose of shares of Common Stock as follows:

         (i)   Sole power to vote or to direct the vote: -0-
         (ii)  Shared power to vote or to direct the vote: 4,648,700
         (iii) Sole power to dispose or to direct the disposition of: -0-
         (iv) Shared power to dispose or to direct the disposition of: 4,648,700

     (c) The Reporting Persons have caused the purchase by the Client Funds of 903,655 shares of Common Stock within the last 60 days with a range of purchase prices between $3.650 and $4.945. All such purchases were effected through over-the-counter bulletin board transactions.

     (d) Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indirectly owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described in Items 2 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Exhibit A   Joint Filing Agreement Among the Reporting Persons.

                                                               Page 8 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 23, 2005

                               By:/s/ Jason Ader
                                  -----------------------------------------
                                  Jason Ader


                              HAYGROUND COVE ASSET MANAGEMENT LLC

                               By:/s/ Jason Ader
                                  -----------------------------------------
                                  Jason Ader
                                  Sole Member


                              HAYGROUND COVE FUND MANAGEMENT LLC

                               By:Hayground Cove Asset Management LLC,
                               its Managing Member

                                  By: /s/ Jason Ader
                                      -------------------------------------
                                      Jason Ader
                                      Sole Member

                                                                       EXHIBIT A

                                FILING AGREEMENT
                               BETWEEN JASON ADER,
                       HAYGROUND COVE ASSET MANAGEMENT LLC
                     AND HAYGROUND COVE FUND MANAGEMENT LLC

      The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, $0.01 par value, of Denny's Corporation dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  May 23, 2005

                               By:/s/ Jason Ader
                                  -----------------------------------------
                                  Jason Ader


                              HAYGROUND COVE ASSET MANAGEMENT LLC

                               By:/s/ Jason Ader
                                  -----------------------------------------
                                  Jason Ader
                                  Sole Member


                              HAYGROUND COVE FUND MANAGEMENT LLC

                               By:Hayground Cove Asset Management LLC,
                               its Managing Member

                                  By: /s/ Jason Ader
                                      -------------------------------------
                                   Jason Ader
                                   Sole Member